Mail Stop 3561

December 30, 2005

Gina Weller
Chief Financial Officer
Z Yachts, Inc.
3598 Old Milton Pkwy
Alpharetta, GA 30003

      Re: **Z Yachts, Inc.**
                Amendment No. 1 to the Form SB-2
                Filed December 22, 2005
                File No. 333-127597

Dear Ms. Weller:

      We have reviewed your filing and your December 22, 2005 response letter and have the following comments. Where indicated, we think you should revise your Form SB-2 in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all page number references are to the marked copy of your Amendment No. 1 to the Form SB-2.

      We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to the Form SB-2

Risk Factors, page 2

"Our sales may be adversely affected by tornados…," page 3

1.   We note your added disclosure in response to our prior comment 5. To the extent practicable, quantify (in MD&A) the impact on your inventory and sales in the region.

Plan of Distribution, page 7

2.   We note that PCMS, an affiliate of GoPublicToday.com, will provide consulting services to Z Yachts in the future. We also note that Public Securities, an affiliate of Public Company Management Corporation, will be making a market in Z Yachts' stock by filing a Form 211 with the OTC Bulletin Board. Please revise to disclose that an affiliate of GoPublicToday.com and Public Company Management Corporation will be making a market in Z Yachts' stock, and disclose in the risk factors section the risks to investors that stem from that dual role, as requested by our prior comment 10.

3.   We note your response to our prior comment 10. Reconcile your response that GoPublicToday.com "did not prepare any part of the Registration Statement on behalf of the Company" with Part I of your contract for services with GoPublicToday.com, which indicates that GoPublicToday.com is being paid for preparing your Form SB-2.

Management's Discussion and Analysis of Financial Condition…, page 19

General

4.   We note your response to our prior comment 18 and disagree with your conclusion that the addition of an overview section would result in repetition of material contained in your Description of Business. Please note that the Securities and Exchange Commission has provided interpretive guidance regarding the requirements of Item 303 of Regulation S-B and the use of an overview section in MD&A. In particular, the Commission has provided extensive guidance on the structure and content of the overview section in Section III.A of the December 2003 Interpretive Release, available on our website at http://www.sec.gov/rules/interp/33-8350.htm. In summary, the overview section should highlight the most important event(s) currently and on a going-forward basis affecting the company's operations and financial condition. The section is not intended on highlighting how your business operates.

5.   We note your response to prior comment 1. In your Chief Operating Officer's
        own words, the new markets are deemed "key to Z Yachts expansion" in 2005
        and he hopes "to see these areas generate over 100 listings with roughly 10
        million worth of inventory under contract." Assuming there is a reasonable basis
        to Mr. Eck's belief, Item 303(b)(iv) of Regulations S-B requires disclosure of any
        known trends, events or uncertainties that have had or that are reasonably
        expected to have a material impact on the net sales or revenues or income from
        continuing operations." Your overview section to MD&A should disclose that
        management hopes to see the added areas in the Tennessee River Valley, Mobile,
        Alabama, Pensacola Florida, and Eastern Michigan to "generate over 100 listings
        with roughly 10 million worth of inventory under contract."

6.   We note your response our prior comment 22 and continue to believe that
        additional disclosure, including quantification of how your fee arrangements with
        GoPublicToday.com has impacted and will impact your existing capital resources,
        should be added to your liquidity and capital resources subsection of MD&A.
        Furthermore, based upon the provisions of your contract for services with
        GoPublicToday.com, we continue to believe that GoPublicToday.com should be
        identified as an expert, as defined in Item 509 of Regulation S-B. Part I of your
        agreement clearly indicates that GoPublicToday.com was and is being paid for
        preparing this Form SB-2 registration statement and other SEC filings.

Undertakings, page II-3

7.   Please update this section to include those undertakings (applicable to your
        company) that are now included in the revised Item 512 of Regulation S-B. See
        Item 512(g)(2) and Question and Answer 3 in the "Securities Offering Reform
        Transition Questions and Answers," available on our website at
        http://www.sec.gov/divisions/corpfin/transitionfaq.htm.

Signatures, page II-4

8.   The signature page should include the individuals signing in their capacity as (1)
        the principal executive officer, (2) the principal financial officer, and (3) the
        principal accounting officer. For example, to the extent Mrs. Weller serves as
        both the principal financial officer and principal accounting officer, her title
        should be revised to indicate that "Chief Financial Officer" includes both Mrs.
        Weller's capacity as the principal accounting officer and the principal financial
        officer.

*   *   *   *

Please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at (202) 551-3366, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Lawrence E. Wilson
        Franklin, Cardwell & Jones
        Via Facsimile: (713) 222-0938